Exhibit 7(g)

                               CBP Holdings, Inc.
                          12 Piedmont Center, Suite 210
                                Atlanta, GA 30305
                                P: (404) 816-3255
                                F: (404) 816-3258


VIA FAX:  (404) 352-9987

March 20, 2000

The Special Committee of the Board of Directors of
Cameron Ashley Building Products, Inc.
c/o Lawrence P. Klamon, Esq.
2665 Dellwood Drive, NW
Atlanta, GA  30305-3519

Dear Larry:

Attached is an amendment to the Merger Agreement previously signed by CBP Holdings, Inc., CBP Acquisition Corp., and Cameron Ashley Building Products, Inc. on January 17, 2000. The amendment reflects an increase in the price per share that we offer to pay for the stock of Cameron Ashley Building Products to $18.25. We also reconfirm the understanding of all parties that under no circumstance shall the aggregate amount owed to CBP Holdings, Inc. under paragraphs (b), (c), and/or (d) of Section 7.3 of the Merger Agreement exceed
$5 million. To facilitate our ability to present a higher offer for the stock of Cameron Ashley Building Products in light of Guardian's $17/share proposal, we obtained a commitment from Owens Corning to provide $30 million of additional equity financing.

Our offer to acquire the stock of Cameron Ashley Building Products at this increased price as reflected in the attached amendment will remain outstanding until 5:00 pm Monday, March 27, 2000. Please indicate your acceptance of the revised terms of our offer as reflected in the amendment by signing the attached amendment and returning it to me prior to such date.

Please let us know if you need any further information.

Sincerely,

CBP Holdings, Inc.



By: /s/ Bart A. McLean
   ____________________________
     Bart A. McLean
     President